OMB Number:	3235-0058
SEC File Number:	000-50644
CUSIP Number:	232109108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

    ☐ Transition Report on Form 10-K
    ☐ Transition Report on Form 20-F
    ☐ Transition Report on Form 11-K
    ☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
    For the Transition Period Ended: ________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CUTERA, INC.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

3240 Bayshore Blvd.
(Address of Principal Executive Office (Street and Number))

Brisbane, California 94005
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cutera, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the third quarter ended September 30, 2023 by the November 9, 2023 filing deadline. Additional time is required to complete the Form 10-Q, including the financial statements that will be filed as part of the Form 10-Q.

The Company performed a physical inventory count at the end of the third quarter of 2023. The results of this count identified a shortfall of inventory relative to the system of record in the range of $8 million to $9 million. The Company believes that this variance began to accumulate prior to the third quarter and is in the process of determining the amounts attributable to prior 2023 periods. The Company is currently in the process of identifying and evaluating the internal control deficiencies or weaknesses that resulted in the inventory overstatements. The Company’s third quarter financial results will be published on Form 10-Q upon completion of this analysis, which will likely be after the five calendar day grace period prescribed by Rule 12b-25(b).

Forward-Looking Statements

Certain statements in this Form 12b-25, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s expectation on when it will file the Form 10-Q. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause the Company’s actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Form 10-Q in a reasonable time period, and the risk that the Company finds errors in its consolidated financial statements or additional material weaknesses in its internal control over financial reporting. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates concerning those or other forward-looking statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stuart Drummond	(415)	657-5500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s consolidated revenue for the quarter ended September 30, 2023 was $46.5 million, which decreased by 26% compared to the corresponding quarter for the last fiscal year. The Company will provide full third quarter financial results at a later date, pending resolution of the inventory accounting issue described in PART III of this form. The third quarter results are therefore preliminary and subject to adjustment.

CUTERA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ STUART DRUMMOND
Date: November 13, 2023	Stuart Drummond
Interim Chief Financial Officer